January 03, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

We are in receipt of your letter to The Singing Machine Company, Inc. (the “Company”) dated December 21, 2010.  Due to the recent holidays and conflict in key officers’ travel schedules we are requesting an additional 10 business days to provide your requested information.  We will respond to your letter no later than January 12, 2011.

Sincerely,

/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer